UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                      (Amendment No. 10)*

                         HARDINGE INC.
                       (Name of Issuer)

                 COMMON STOCK, PAR VALUE $.01
                (Title of Class of Securities)

                         412324 30 3
                       (CUSIP Number)


Check the following if a fee is being paid with this statement( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Page 1 of 6 pages
SEC 1745 (2/95)



                              13G
CUSIP No.  412324 30 3				                       	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON
  	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  	Chemung Canal Trust Company		E.I. No. 16-0380815

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  	(a)
  	(b)  X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

  	U.S.A. -  State of New York

NUMBER OF			       5.	SOLE VOTING POWER
SHARES					                622,962
BENEFICIALLY		     6.	SHARED VOTING POWER
OWNED BY					              259,844
EACH				           7.	SOLE DISPOSITIVE POWER
REPORTING 				             496,229
PERSON			          8.	SHARED DISPOSITIVE POWER
WITH						                 259,844

9.	 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING 	PERSON

   	882,806

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES 	CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   	13.66%

12.	TYPE OF REPORTING PERSON*

   	BK

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 6 pages


SCHEDULE 13G (Amendment No. 10)

Item 1(a)	Name of Issuer:

        		Hardinge Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

        		One Hardinge Drive
		        P.O. Box 1507
        		Elmira, New York  14902

Item 2(a)	Name of Person Filing:

        		Chemung Canal Trust Company

Item 2(b)	Address or Principal Business Office or, if none,	residence:

        		One Chemung Canal Plaza
		        Elmira, New York  14901

Item 2(c)	Citizenship:

        		U.S.A. - State of New York

Item 2(d)	Title of Class of Securities:

        		Common Stock

Item 2(e)	CUSIP Number:

        		412324 30 3

Item 3	   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

       		(a)	( )	Broker or Dealer registered under Section 15 of the Act
       		(b)	(X)	Bank as defined in Section 3(a)(6) of	the Act
       		(c)	( )	Insurance Company as defined in Section	3(a)(19) of the Act
       		(d)	( )	Investment Company registered under Section 8 of the Investment
                 Company Act
       		(e)	( )	Investment Adviser registered under Section 203 of the
                 Investment Advisers Act of 1940
       		(f)	( )	Employee Benefit Plan, Pension Fund which is subject to the
                 provisions of the Employee Retirement Income Security Act of
                 1974 or Endowment Fund
       		(g)	( )	Parent Holding Company, in accordance with Section 240.13d-(b)
                 (ii)(G)
       		(h)	( )	Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4	  Ownership:

       		If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

       		Shares of Hardinge Inc. Common Stock are held by Chemung Canal Trust
         Company in various fiduciary capacities either alone or with others.
         It alone holds sole voting powers as to 622,962 shares and sole dispositive powers as to 496,229 shares ofCommon Stock except that as to 130,017 shares held by it as trustee of the Hardinge Inc. Savings
         Plan, it is required in the event of a tender offer or of any corporate action requiring a greater than majority vote of shareholders to act in accordance with instructions received from Plan participants.  It shares with others the voting and dispositive powers as to 259,844 shares of Common Stock.

      		(a)	Amount Beneficially Owned:

         			882,806

      		(b)	Percent of Class:

         			13.66% based on 6,464,338 shares outstanding on December 31, 1996, as reported by the issuer.

      		(c)	Number of Shares as to which such person has:

         			(i)	sole power to vote or to direct the vote:      				    	 622,962

     		    (ii)	shared power to vote or to	direct the vote:		      	     259,844

     		   (iii)	sole power to dispose or to direct the disposition of:	  496,229

     		    (iv)	shared power to dispose or to direct the disposition of:	259,844

Item 5	 Ownership of Five Percent or Less of a Class:

      		NOT APPLICABLE

Item 6	 Ownership of More than Five Percent on Behalf of	Another Person:

      		If any other person is known to have the right to receive or the power to direct the receipt ofdividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in
        response to this item and, if such	interest relates to more than five
        percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the
        Investment Company Act of 1940 or the beneficiaries of employee benefit
        plan, pension fund or endowment fund is	not required.

      		Shares of Hardinge Inc. Common Stock are held by	Chemung Canal Trust
        Company in various fiduciary	capacities either alone or with others.  It
        alone	holds sole voting and dispositive powers as to	496,229 shares;
        sole voting but no power to	dispose as to 126,733 shares; and shared
        voting and dispositive powers as to 259,844 shares.  No	shares are owned
        by Chemung Canal Trust Company in	its separate corporate capacity.  With
        respect to	all of said shares, other persons have the right to receive
        and in certain instances, the power to	direct the receipt of dividends
        from, or the	proceeds from the sale of, said shares.  None of	such
        interests relates to more than 5% of the	Issuer's shares.

Item 7	Identification and Classification of the	Subsidiary Which Acquired the
       Security being	Reported on By the Parent Holding Company:

     		If a parent holding company has filed this	schedule, pursuant to Rule
       13d-1(b)(ii)(G), so	indicate under Item 3(g) and attach an exhibit
       stating the identity and the Item 3 classification	of the relevant
       subsidiary.  If a parent holding	company has filed this schedule pursuant
       to Rule	13d-1(c), attach an exhibit stating the	identification of the
       relevant subsidiary.

     		NOT APPLICABLE

Item 8	Identification and Classification of Members of	the Group:

     		If a group has filed this schedule pursuant to	Rule 13d-1(b)(ii)(H), so
       indicate under Item 3(h)	and attach an exhibit stating the identity and
       Item 3 classification of each member of the group.  If a group has filed
       this schedule pursuant to	Rule 13d-1(c), attach an exhibit stating the
       identity of each member of the group.

     		NOT APPLICABLE

Item 9	Notice of Dissolution of Group:

     		Notice of dissolution of a group may be furnished	as an exhibit stating
       the date of the dissolution	and that all further filings with respect to
       transactions in the securities reported on will be	filed, if required by
       members of the group in	their individual capacity.

     		NOT APPLICABLE

Item 10	Certification:

     		By signing below I certify that, to the best of my knowledge and belief,
       the securities referred to	above were acquired in the ordinary course of
       business and were not acquired for the purpose of	and do not have the
       effect of changing or influencing the control of the issuer of such
       securities and were not acquired in connection	with or as a participant
       in any transaction having such purposes or effect.

     		After reasonable inquiry and to the best of my	knowledge and belief, I
       certify that the	information set forth in this statement is true,
       complete and correct.


Dated:						                                                	January 31, 1997.

Signature:			                                     CHEMUNG CANAL TRUST COMPANY

                                                  By /s/ Jerome F. Denton

Name/Title:                                       Sr. Vice President & Secretary